EXHIBIT 99.1

GATES CAPITAL MANAGEMENT BELIEVES $42 ALL-CASH OFFER FOR VISTA OUTDOOR IS SUPERIOR
TO THE PROPOSED SALE OF THE KINETIC GROUP TO CSG

Reiterates Intention to Vote AGAINST the CSG Proposal

Recently Released Financial Results from Vista Make It Clear That Selling the Entire Company
Provides Shareholders a Better Return Than Divesting The Kinetic Group

New York, July 26, 2024 - Gates Capital Management, Inc. (“Gates Capital Management” or “we”), an event-driven alternative asset manager that beneficially owns 5,589,041 shares of common stock, or approximately 9.6%, of Vista Outdoor, Inc. (“Vista” or the “Company”) (NYSE: VSTO), today stated its belief that the $42 all-cash offer for Vista from MNC Capital Partners, L.P. (“MNC”) is superior to the proposed sale of The Kinetic Group to Czechoslovak Group a.s. (“CSG”) and reiterated its opposition to the CSG proposal.

On Monday, July 22, 2024 Vista disclosed CSG’s revised offer for The Kinetic Group in a press release (the “July 22 Press Release”) as well as preliminary Q1 2025 financial results. On the same day, MNC reaffirmed its commitment to its fully financed $42 per share all-cash offer for Vista. After carefully reviewing the revised offer and the updated financial results, we strongly believe that the proposed transaction from CSG is not in the best interest of shareholders and that the Company should immediately begin negotiating a merger agreement with MNC.

If shareholders assume CSG and MNC are each paying the same $2.15 billion for The Kinetic Group, then MNC is also paying approximately $900 million additional cash for Revelyst, which generated approximately $40 million of EBITDA the last twelve months (“LTM”) ended June 2024 (after subtracting $50 million of corporate costs). Considering those results, the MNC proposal would pay shareholders approximately 22x LTM EBITDA for Revelyst, which we believe is attractive given the increasing risk of Vista failing to achieve its operating goals for Revelyst. In the July 22 Press Release Vista repeated its expectation of doubling Revelyst’s EBITDA in FY25, but also reported that sales declined more than 13%, EBITDA margin declined nearly 200 basis points, and segment operating income was negative during the quarter ended June 2024. We believe these current trends have made a spin-off, or owning Revelyst as a standalone, sub-scale public company, less attractive than selling the entire Company.

We would also note that on July 24, 2024, leading independent proxy advisory firm Institutional Shareholder Services (“ISS”) recommended that shareholders vote AGAINST the latest CSG merger proposal.

Furthermore, we believe Vista should set a more current record date in light of delaying the vote on the CSG proposal several times. Vista is maintaining a stale record date of April 1, 2024, which is 120 days before the currently scheduled vote on July 30, 2024. We believe there has been significant turnover in the shareholder base since April 1, 2024, and shareholders eligible to vote do not accurately represent the Company’s current investor base. We are concerned that the stale record date is a sign of an entrenched management team and board of directors that is not acting in the best interest of current shareholders. The confounding actions by the Vista Board have also resulted in a recently filed lawsuit, which we believe accurately alleges in part: “the Board and management are instead selling the Company’s crown jewel to protect their professional reputations and rectify the Company’s recent history of disappointing capital allocation and over-leveraging so as to maintain their leadership positions in the post-close Revelyst.”

Finally we encourage all Vista shareholders who believe the $42 all-cash offer from MNC is superior to the CSG proposal to let the Board of Directors know their opinion publicly, or by contacting the Vista Board directly at BoardOfDirectors@VistaOutdoor.com

About Gates Capital Management

Gates Capital Management is an event-driven alternative asset manager for institutional and private clients globally.  Gates Capital was founded in 1996 and today has more than $2 billion in assets under management.  Further information is available at www.gatescap.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release does not constitute an offer to sell or solicitation of an offer to buy any of the securities described herein in any state to any person. The information herein contains "forward-looking statements". Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "potential," "targets," "forecasts," "seeks," "could," "should" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct or that any of the objectives, plans or goals stated herein will ultimately be undertaken or achieved. If one or more of such risks or uncertainties materialize, or if Gates Capital Management, Inc’s (“Gates”) underlying assumptions prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by Gates that the future plans, estimates or expectations contemplated will ever be achieved.

Media Contacts:

ASC Advisors

Taylor Ingraham / Morgan Davis

tingraham@ascadvisors.com / mdavis@ascadvisors.com

203-992-1230

Investor Contact:

Paul Lucas
Managing Director
plucas@gatescap.com
212-626-0290